                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                                  (Amendment No. 1)*

                      Under the Securities Exchange Act of 1934


                 CustomTracks Corporation (f/k/a Amtech Corporation)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   232046102
             -------------------------------------------------------
                                 (CUSIP Number)

                   Marc H. Folladori, Haynes and Boone, L.L.P.
             1000 Louisiana Street, Suite 4300, Houston, Texas 77002
                                 (713) 547-2000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                February 5, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D


CUSIP No. 232046102
          ---------

-------------------------------------------------------------------------------
   1        NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Antonio R. Sanchez, Jr.
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  / /
         (b)  / /
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

                PF
-------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) OR 2(e)  / /

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
-------------------------------------------------------------------------------
NUMBER OF SHARES              7     SOLE VOTING POWER
BENEFICIALLY OWNED                1,492,961
BY EACH REPORTING            --------------------------------------------------
PERSON WITH                   8     SHARED VOTING POWER
                                  9,375
                             --------------------------------------------------
                              9     SOLE DISPOSITIVE POWER
                                  1,492,961
                             --------------------------------------------------
                             10    SHARED DISPOSITIVE POWER
                                  9,375
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          1,541,712
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)  / /
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          10.35%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                          IN
-------------------------------------------------------------------------------


                                   Page 2 of 6 Pages

                           AMENDMENT NO. 1 TO SCHEDULE 13D

     The Schedule 13D dated May 21, 1998 (the "Schedule 13D") of Antonio R. Sanchez, Jr., relating to the common stock, par value $0.01 per share (the "Common Stock"), of CustomTracks Corporation, formerly known as Amtech Corporation, a Texas corporation (the "Company"), is hereby amended as set forth below in order to report an increase in the number of shares of Common Stock beneficially owned by Mr. Sanchez. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meaning as set forth in the Schedule 13D.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended by deleting the first paragraph thereof and substituting in lieu thereof the following:

     "Of the 1,541,712 shares deemed to be beneficially owned by Mr. Sanchez as set forth in Section 5(a) below, 264,500 shares were purchased by Mr. Sanchez between September 3, 1998 and February 8, 1999, using funds borrowed from a margin brokerage account maintained by Mr. Sanchez for an aggregate purchase price of $2,411,245."

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety by the following paragraphs:

     "(a) Mr. Sanchez may be deemed to be the beneficial owner of 1,541,712 shares of the Company's Common Stock, which represents 10.35% of the outstanding shares of Common Stock of the Company (based on 14,902,609 shares of Common Stock outstanding as of October 31, 1998, as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1998).

     Of the 1,541,712 shares reported in this Item 5(a), 131,251 shares are owned by family members of Mr. Sanchez or by trusts for which Mr. Sanchez serves as trustee or is a beneficiary. Of such 131,251 shares, (i) 9,375 shares are held by family members of Mr. Sanchez, (ii) 82,500 shares, over which Mr. Sanchez exercises voting, investment and disposition power, are held in trusts for which Mr. Sanchez acts as trustee for the benefit of other persons, (iii) 39,376 shares, over which Mr. Sanchez does not have voting, investment or disposition powers, are held in a trust for the benefit of Mr. Sanchez and certain of his family members. The number of shares reported in this Item 5(a) also includes 35,000 shares that Mr. Sanchez has the right to acquire under outstanding stock options that are currently exercisable or that become exercisable within 60 days of February 5, 1999.

     Mr. Sanchez has been since 1993 a director of the Company and is currently a member of the Executive and Nominating Committees of the Board of Directors of the Company.

     (b) Mr. Sanchez has (i) the sole power to vote or direct the vote of 1,492,961 shares of Common Stock, (ii) shared power to vote or direct the vote of 9,375 shares of Common Stock, (iii) the sole power to dispose or direct the disposition of 1,492,961 shares of Common Stock, and (iv) shared power to dispose or direct the disposition of 9,375 shares of Common Stock.


                                   Page 3 of 6 Pages

     With respect to the 9,375 shares of Common Stock cited in clauses (ii) and
(iv) of the preceding paragraph, voting and disposition power is shared by Mr. Sanchez with his wife, Maria J. Sanchez. The information concerning Mr. Sanchez set forth in Items 2(b), (d), (e) and (f) above is applicable to the same effect to Mrs. Sanchez.

     (c) The following purchases were effected in open market transactions during the past sixty days by Mr. Sanchez with respect to the Common Stock:


         Date             Number of Shares Purchased        Price Per Share
         ----             --------------------------        ---------------
   February 4, 1999                 10,000                      $9.875

   February 4, 1999                  5,000                       $10.00

   February 5, 1999                 20,000                      $11.00

   February 5, 1999                 10,000                      $10.687

   February 5, 1999                  5,000                       $10.75

   February 5, 1999                 15,000                      $10.937

   February 5, 1999                 12,500                      $10.875

   February 5, 1999                  7,500                      $10.812

   February 8, 1999                 15,000                      $11.125

   February 8, 1999                 27,500                     $11.0625

   February 8, 1999                 17,500                      $11.00

   February 8, 1999                 25,000                      $10.75

   February 8, 1999                 15,000                      $10.687

   February 8, 1999                  2,000                       $9.00


     (d) Persons other than the reporting person have the right to receive dividends from, and the proceeds from the sale of, 131,251 of the 1,541,712 shares, as reported in Item 5(a).

     (e)  Not applicable."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and restated in its entirety by the following paragraph:

     "On January 28, 1999, the Board of Directors of the Company approved and adopted the 1999 Directors' Stock Option Plan (the "Plan") and granted options to purchase 50,308 shares of Common Stock of the Company to each of the Company's outside directors who have served on the Board of Directors for at least one year, including Mr. Sanchez. The Plan and the options granted to Mr. Sanchez


                                   Page 4 of 6 Pages
pursuant thereto are subject to the approval of the shareholders of the Company at the Company's annual meeting of shareholders currently scheduled to be held in June 1999. The terms of the option granted to Mr. Sanchez provide that the option shall vest and become exercisable in full on the third anniversary of the date of grant and shall be exercisable at $10.65 per share. On January 28, 1999, the closing price per share of the Common Stock on the NASDAQ National Market System was $8.875."















                                   Page 5 of 6 Pages

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.



Date: February 9, 1999                  /s/ ANTONIO R. SANCHEZ, JR.
                                        ------------------------------------
                                        ANTONIO R. SANCHEZ, JR.
















                                   Page 6 of 6 Pages